Exhibit 99.1

Dominion Diamond Corporation Announces Appointment of New Directors and New Chairman Designate

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--January 13, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) announces today that Mr. Jim Gowans has been appointed to the Board of Directors of the Company (the “Board”). The Board intends to appoint Mr. Gowans as the non-executive Chairman of the Board no later than April 30, 2016.

Mr. Robert A. Gannicott, Chairman of the Board, commented that “Both the Company and I have faced certain changes recently. For the Company, these represent opportunities but in my case they represent medical challenges. I have known Jim throughout his career, especially the parts relating to northern mine development and, later, the diamond industry. It is with great confidence that I anticipate handing over the chairmanship to Jim in the near future.”

Dominion also announces the appointment of Mr. Josef Vejvoda to the Board, who was identified and proposed to Dominion by a group of shareholders. In connection with these appointments, the Group has entered into an agreement with Dominion which includes a customary standstill on the part of the Group.

“We are very pleased to welcome Jim and Josef to the Board,” said Mr. Daniel Jarvis, Lead Independent Director of the Board. “These appointments fill the two casual vacancies on the Board, and the experience and expertise of these two individuals will make a very positive contribution to the governance of the Company. In addition to these appointments, the Board will continue its existing search process to identify an additional independent director who can join the Board.”

  Jim Gowans – Mr. Gowans’ extensive operational experience and familiarity with all aspects of the mining industry, coupled with his informed perspective on corporate-social responsibility, makes him a valuable addition to the Board. Mr. Gowans has extensive leadership experience in the mining industry, both within Canada and internationally. He has served in senior executive roles for a number of major mining companies, and is a former Chair of the Mining Association of Canada. Mr. Gowans is currently President, Chief Executive Officer, and Director of Arizona Mining Inc., a Canadian mineral exploration company. Before joining Arizona, Mr. Gowans was Co-President of Barrick Gold Corporation from 2014 to 2015. He also served as Barrick’s Executive Vice President and Chief Operating Officer in 2014. From 2011 to 2014, Mr. Gowans was Managing Director of the Debswana Diamond Company in Botswana. From 2006 to 2010, he served as the CEO of DeBeers Canada Inc., and also acted as COO and Chief Technical Officer for DeBeers SA in 2010.

  Mr. Gowans has extensive experience as a corporate director being appointed as a Director of Cameco Corporation in 2009 and from 2008 to 2014, Mr. Gowans served as a Director of PhosCan Chemical Corp.

  Mr. Gowans is a Professional Engineer with a Bachelor of Applied Science degree in Mining and Mineral Process Engineering from the University of British Columbia.

  Josef Vejvoda, ICD.D – Mr. Vejvoda brings valuable financial expertise to the Board, including extensive experience with and knowledge of Canadian capital markets. He has served as a Portfolio Manager at K2 & Associates Investment Management Inc., a multi-strategy investment fund, since 2013. From 2007 to 2010, Mr. Vejvoda held leadership positions as Managing Director, Investment Banking, and Director at MGI Securities Inc., a Canadian investment dealer. Prior to assuming his roles at K2 and MGI, Mr. Vejvoda held senior roles at a number of Canada’s largest financial institutions, including Merrill Lynch Canada, Bank of Montreal, National Bank Financial and TD Securities.

  Mr. Vejvoda has extensive experience and expertise in corporate governance serving as a Director of Absolute Software Corporation, a security and data risk management software company, and Director of Shortel Inc., a provider of Internet Protocol telecommunications systems. In addition, Mr. Vejvoda was recently appointed to the Board of Directors of Acerus Pharma, a specialty pharmaceutical company. From 2013 to 2014, Mr. Vejvoda served as a Director of PNI Digital Media Inc., an Internet infrastructure company where he was Chair of a Special Committee that oversaw the successful sale of PNI to Staples Inc.

  Mr. Vejvoda obtained a Bachelor of Computer Science degree from Queen’s University. He is a registered portfolio manager with the Ontario Securities Commission and has earned the Chartered Investment Manager designation from the Canadian Securities Institute. Mr. Vejvoda has also graduated from the Institute of Corporate Directors.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, (416) 205-4380
Manager, Investor Relations
kstamm@ddcorp.ca